                                                    OMB APPROVAL
                                               OMB Number: 3235-0058

                                               Expires: May 31, 1997

                                              Estimated average burden
                                        hours per response..............2.50


                                                  SEC FILE NUMBER
                                                      0-27576

                                                    CUSIP NUMBER
                                                      903896108


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K and Form 10-KSB   [ ] Form 11-K      [ ] Form 20-F
              [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:    March 31, 1998

[  ]          Transition Report on Form 10-K
[  ]          Transition Report on Form 20-F
[  ]          Transition Report on Form 11-K
[  ]          Transition Report on Form 10-Q
[  ]          Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION


           Ultrafem, Inc.
------------------------------------------------------------------------------
Full Name of Registrant


------------------------------------------------------------------------------
Former Name if Applicable


           130 West 42nd Street, Suite 1103
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


           New York, NY 10036
------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and * (See attached Schedule A)

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (See attached Schedule A)

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Dori M. Reap/ Tonya G. Hinch          (212)              921-2070
 ----------------------------------------------------------------------------
                   (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         |X| Yes   |_|No


------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         |X| Yes   |_|No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attached Schedules A and B)

------------------------------------------------------------------------------



                                 Ultrafem, Inc.
------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date          May 15, 1998               By  /s/ Dori M. Reap
     --------------------------              --------------------------
                                             Dori M. Reap
                                             Office of the Chief Executive,
                                             Senior Vice President,
                                             Finance and Administration,
                                             Secretary and Chief
                                             Financial Officer


                                         By  /s/ Tonya G. Hinch
                                             --------------------------
                                             Tonya G. Hinch

                                             Office of the Chief Executive,
                                             Senior Vice President,
                                             Marketing and Sales

                            Schedules to Form 12b-25

Schedule A:

                  On April 1, 1998, Ultrafem, Inc. (the "Company") filed a Voluntary Petition under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court (the "Chapter 11 Bankruptcy Petition"). As a result of the Chapter 11 Bankruptcy Petition and the related cash preservation measures which the Company was required to implement, the Company does not have the requisite resources or staff to prepare the Company's Report on Form 10-Q for the quarter ended March 31, 1998 (the "Form 10-Q"). The Company intends to file an application for no-action relief with the Securities and Exchange Commission requesting, among other things, that the Company's periodic reporting obligations under the Securities Act of 1934, as amended (the "Exchange Act"), be modified such that, during the pendency of the Chapter 11 Bankruptcy Petition, the Company will file under cover of a Current Report on Form 8-K, all reports, including monthly financial reports, which are or will be required to be filed with the Bankruptcy Courts by the Company, in lieu of filing applicable periodic reports under the Exchange Act (including the Annual and Quarterly Reports on Forms 10-K and 10-Q).

Schedule B:

                  The Company has taken significant steps to reduce its expenses and restructure the organization. These steps include reducing its work force, ceasing the manufacturing of its commercial product INSTEAD(R), relocating its corporate offices and reducing its marketing expenditures. As a result of these efforts to reduce spending, the Company anticipates that its results of operations will reflect a reduction in revenues and losses for the three months ended March 31, 1998 as compared to the three months ended March 31, 1997.